1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 30, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND INSIDE INFORMATION
ANNOUNCEMENT ON THE PROPOSED TRANSFER OF
65% EQUITY INTEREST HELD BY CHALCO HONG KONG LTD.
IN CHALCO IRON ORE HOLDING LTD.

This announcement is made by Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

On 30 September 2013, the Company published an A Share announcement on Shanghai Stock Exchange in accordance with the relevant provisions of Shanghai Stock Exchange, the content of which was in relation to the proposed disposal of the 65% equity interest held by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company, in Chalco Iron Ore Holding Ltd., to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Aluminum Corporation of China*, which is the Company's controlling shareholder (the "Proposed Connected Transaction"). The Company is of the view that certain aspects of the A Share announcement are inside information in nature, and believes that it is appropriate to make public disclosure to enable the shareholders of the Company and the public to appraise the position of the Group.

The Company will perform its corresponding disclosure obligations pursuant to the relevant requirements of Chapter 14 and Chapter 14A of the Listing Rules, upon negotiation on the transaction terms or entering into an agreement in respect of the Proposed Connected Transaction between Chalco Hong Kong Ltd. and Aluminum Corporation of China Overseas Holdings Limited.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 September 2013

As at the date of the publication of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. MA Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

Stock Abbreviation: CHALCO	Stock Code: 601600	Announcement No: Lin 2013-047

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON THE PROPOSED TRANSFER OF 65% EQUITY
INTEREST HELD BY CHALCO HONG KONG LTD. IN CHALCO IRON ORE HOLDING LTD.

The Company and all members of its board of directors warrant that there are no misrepresentation or misleading statement contained in or material omission from this announcement, and accept several and joint responsibility for the truthfulness, accuracy and completeness of the contents contained herein.

Important Notice:

*

Chalco Hong Kong, a wholly-owned subsidiary of the Company established in Hong Kong, proposes to transfer its 65% equity interest in Chalco Iron Ore, and Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco established in Hong Kong, proposes to acquire such Target Equity.

*

This transaction will constitute a related transaction. During the past 12 months, the related transactions (other than those in the ordinary course of business) between the Company and Chinalco amounted to an aggregate of RMB11 billion.

*	The transaction does not constitute a major assets restructuring.

*	The transaction is subject to the approval of Rio Tinto, the partner of Simandou Project.

*	The transaction is still subject to the consideration and approval of the general meeting of the Company.

*	The transaction is still subject to the approval of the relevant government regulatory authorities.

I.	DEFINITIONS

The following expressions shall have the following meanings unless the context requires otherwise:

"Chinalco"	Aluminum Corporation of China* , a substantial shareholder of the Company;

"Company"	Aluminum Corporation of China Limited* ;

"Chalco Hong Kong"	Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company;

"Chalco Iron Ore"	Chalco Iron Ore Holding Ltd.;

"Chinalco Overseas Holdings"	Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco;

"Target Equity or Transaction Subject"	the 65% equity interest held by Chalco Hong Kong in Chalco Iron Ore;

"Simandou Project"	the Simandou Iron Ore Project in Guinea, West Africa;

"Rio Tinto"

Rio Tinto plc and its related parties, a joint stock limited company incorporated in England and Wales, shares of which are listed on the London Stock Exchange and the New York Stock Exchange, respectively;

"RMB, RMB0'000, RMB000'000'000"	RMB, RMB0'000 and RMB000'000'000; and

"US$"	US dollar, the lawful currency of the United States of America.

II.	OVERVIEW OF THE RELATED TRANSACTION

(I)

In order to facilitate structural adjustments to assets according to the development strategies of the Company, Chalco Hong Kong, a wholly-owned subsidiary of the Company established in Hong Kong, proposes to transfer its 65% equity interest in Chalco Iron Ore, and Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco established in Hong Kong, proposes to acquire such Target Equity. The proposed consideration of the Target Equity will not be lower than its appraised value upon negotiation between the parties.

(II)

As the intended transferee Chinalco Overseas Holdings is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, this transaction will constitute a related transaction. As of the date of this announcement, the related transactions (other than those in the ordinary course of business) between the Company and Chinalco amounted to an aggregate of RMB11 billion during the past 12 months.

(III)

On 30 September 2013, the Company held the 5th meeting of the fifth session of the Board to consider the Proposal for Proposed Transfer of 65% Equity Interest Held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holding Ltd. The related directors, Mr. Xiong Weiping and Mr. Liu Caiming, abstained from voting, while the remaining non-related directors approved such proposal.

The independent directors of the Company had expressed the following independent opinions in respect of the transaction: Such transaction was entered into on normal commercial terms, and was in compliance with the Company Law and the Articles of Association of the Company. This transaction was entered on the basis of equality and mutual benefit, it was of no detriment to the interests of shareholders of the Company, in particular its minority shareholders. When the Board considered such proposal, the related directors had abstained from voting. The voting process was in compliance with the requirements of the relevant laws and regulations and the Articles of Association of the Company.

The Audit Committee of the Board of the Company had reviewed the transaction and considered that, such transaction was in compliance with the requirements of the Company Law and the Articles of Association of the Company, and agreed to submit it to the Board of the Company for consideration and approval. This transaction is still subject to the approval at general meeting, at which the related shareholders shall abstain from voting.

(IV)	The transaction is subject to the consideration and approval at the general meeting of the Company.

(V)	The transaction is subject to the approval of Rio Tinto, the partner of Simandou Project.

(VI)	The transaction is still subject to approval of the relevant government regulatory authorities.

III.	INTRODUCTION OF THE RELATED PARTY

(I)	Relationship with the related party

Chinalco Overseas Holdings, the intended transferee of Target Equity, is a wholly-owned subsidiary of Chinalco (the controlling shareholder of the Company). Therefore, Chinalco Overseas Holdings is a related party of the Company, but remains independent of the Company in terms of business, assets and personnel.

(II)	Basic information of the related party

Chinalco Overseas Holdings, incorporated in Hong Kong with limited liability on 18 July 2007, is a wholly-owned subsidiary of Chinalco. It is mainly engaged in development of overseas resources and external investment management. The registered address of Chinalco Overseas Holdings is Room 4501, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong, and its registered capital is US$73 million. As at 31 December 2012, the total assets of Chinalco Overseas Holdings amounted to US$19,981 million.

IV.	BASIC INFORMATION OF THE RELATED TRANSACTION SUBJECT

(I)	Transaction Subject

The Transaction Subject represents the 65% equity interest in Chalco Iron Ore held by Chalco Hong Kong.

There is a clear title to the Transaction Subject and no charges, pledges and other transfer restrictions are attached. The Transaction Subject does not involve in any litigation, arbitration or judicial orders such as attachment or injunction, and is not subject to other situations which would obstruct the transfer of its ownership.

(II)	Basic information of Chalco Iron Ore

Chalco Iron Ore was established as a limited liability company under the laws of Hong Kong in October 2010, with a registered capital of HK$2,000 and its registered address at Room 4501, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong. Chalco Iron Ore, which serves as the investing entity of the Simandou Project, is owned as to 65% by Chalco Hong Kong. As at 31 December 2012, the total assets of Chalco Iron Ore amounted to US$1,843 million, of which the cost of long-term equity investment in the Simandou Project amounted to US$1,836 million.

The Company did not provide any guarantee for Chalco Iron Ore, nor did it entrust Chalco Iron Ore to carry out wealth management.

(III)	Valuation of the Transaction Subject

The Company has engaged China United Assets Appraisal Group Co., Ltd.* to conduct a valuation on the Target Equity with 31 December 2012 as the valuation base date. The Company will timely disclose the valuation results.

(IV)	Pricing principles

The transaction price of the Target Equity shall not be less than its appraised value upon negotiation between the parties.

V.	PRINCIPAL TERMS OF THE TRANSACTION CONTRACT AND THE PERFORMANCE ARRANGEMENT THEREOF

No contract or agreement in respect of the transaction has been entered into. The Company will make timely disclosure upon official execution of relevant transaction documents.

VI.	PURPOSE OF THE TRANSACTION AND ITS IMPACT ON THE COMPANY

The transaction will reduce future capital expenditures of the Company, improve its cash flows and lower its gearing ratio, thus facilitating the Company to improve its asset structure. As such, the transaction is in the fundamental interest of the Company and its shareholders.

The transaction will be carried out under the principles of being "just, fair and open" and will facilitate the ongoing operation of the Company's key businesses. The consideration of the transaction, which will not be less than the appraised value of the Transaction Subject, will be determined in accordance with the fair and reasonable pricing principles upon negotiations among the parties concerned. The transaction will not prejudice the interests of the Company or non-related shareholders.

The completion of the transaction will:

*	increase the profit of the Company for the period concerned;

*	increase the working capital of the Company and bring additional cash flows to the Company; and

*	decrease future capital expenditures of the Company, reduce its debt financing size and lower its gearing ratio, thereby effectively controlling financial risks.

VII.	SPECIAL INFORMATION ON THE PAST RELATED TRANSACTIONS

In the first half of 2013, Chinalco acquired the aluminum fabrication interests (together with creditor's rights against certain aluminum fabrication enterprises) held by the Company, the assets of Northwest Aluminum Fabrication Branch of the Company and the alumina production line of Guizhou Branch of the Company. Such transactions had been considered and approved at the 37th meeting and 38th meeting of the fourth session of the Board of the Company, and the 2012 annual general meeting of the Company, which had been duly disclosed. As at the date hereof, the above-mentioned transactions proceeded normally and all relevant parties honored the transaction contracts as scheduled.

VIII.	DOCUMENTS AVAILABLE FOR INSPECTION

1.	The resolutions passed at the 5th meeting of the fifth session of the Board of Aluminum Corporation of China Limited*

2.	The independent opinions signed and confirmed by the independent directors

3.	The written review opinion issued by the Audit Committee of Board in respect of the related transaction

The Board of
Aluminum Corporation of China Limited*

30 September 2013

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary